Consent of Independent Auditors

The Board of Directors
Associates First Capital Corporation:

We consent to the incorporation by reference in the registration statement (Form S-8 No. 333-86497) of Associates First Capital Corporation pertaining to the Associates First Capital Corporation Discounted Employee Stock Purchase Plan (the "Plan") of our report dated February 16, 2001, relating to the statement of financial condition of the Associates First Capital Corporation Discounted Employee Stock Purchase Plan as of December 31, 2000, and the related statement of changes in participants’ equity for the year then ended, which report appears in this Annual Report (Form 11-K) for the year ended December 31, 2000. Our report refers to the termination of the Plan as of December 31, 2000.

/s/ KPMG LLP
KPMG LLP

Dallas, Texas

March 6, 2001